News Release

Issued on behalf of RELX PLC

8 April 2020

Update on 2020 Annual General Meeting (“AGM”)

On 5 March 2020, RELX PLC (“RELX” or the “Company”) posted notice of its 2020 Annual General Meeting (“AGM”) to be held at 10.00am on Thursday 23 April 2020.

As a result of the ongoing spread of the COVID-19 virus within the United Kingdom, and in particular the imposition of mandatory measures by the UK Government related to social distancing and the prohibition of public gatherings of more than two people, we today announce changes to the format of the AGM.

The original planned venue for the AGM is now closed. Shareholders should not attempt to attend the AGM in person.  The AGM will be convened with the minimum quorum of two shareholders necessary to conduct the business of the meeting. The attendance of these two shareholders will be facilitated by RELX.

Voting by proxy and not in person

Shareholders are strongly encouraged to vote by proxy on all matters of business by appointing the Chairman of the Meeting as their proxy.

Shareholders holding their shares through CREST should appoint a proxy electronically, in accordance with the instructions on page 10 of the 2020 Notice of AGM. Shareholders holding their shares through Euroclear Nederland who wish to appoint a proxy or give voting instructions must instruct Euroclear Nederland in accordance with the instructions on page 12 of the 2020 Notice of AGM.

Your proxy form (or instruction through CREST or Euroclear Nederland) should be returned as soon as possible and, in any event, prior to 10.00am (BST) on Tuesday 21 April 2020, or 48 hours before the time of the meeting or any adjourned meeting.

Further information can be found on pages 10-12 of the 2020 Notice of Meeting, which can be found online at:

https://www.relx.com/~/media/Files/R/RELX-Group/documents/investors/agm-information-for-relx-plc/2020-notice-agm.pdf

Where necessary, you should contact the registered shareholder (the custodian or broker) who looks after your investments in the Company on your behalf, in order to vote your shares.

All valid proxy votes (whether submitted electronically or in hard copy form) will be included in the poll taken at the meeting.  The results of the poll votes on the proposed resolutions will be announced, in the normal way, as soon as practicable after the conclusion of the AGM.

Additional Audiocast

The RELX Board recognises the opportunity that the AGM provides for shareholders to ask questions that they have relating to the Company. Therefore, following the AGM, at 2.00pm (BST) on Thursday 23 April 2020, the Company will provide an audiocast for registered shareholders and their corporate representatives and proxies in which the Chair, Sir Anthony Habgood, will respond to questions submitted to the Company by shareholders in advance of the AGM.

Registered shareholders may submit their questions in writing to the Company by email to PLC.secretariat@relx.com. Questions should be submitted no later than 20 April 2020.

Login details required to listen to the audiocast are being sent directly to registered shareholders.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com